K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 27, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)

Post-Effective Amendment No. 208 to the Registration Statement on Form N-1A

Dear Mr. Bartz:

On behalf of the American Beacon Funds (“Registrant”) the following are responses to the comments that we received from you by telephone on February 3, 2015 regarding Post-Effective Amendment No. 208 to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Small Cap Value Fund (“Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on December 19, 2014. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

1.	In the Fund’s Fee Table, consider moving Footnote 4 from the “Total Annual Fund Operating Expenses after fee waiver and/or expense reimbursement” line item to the “Fee waiver and/or expense reimbursement” line item.

The Registrant has moved Footnote 4 as requested.

2.	Please confirm that the term of the contractual expense arrangement referenced in Footnote 4 to the Fee Table will be at least one year from the effective date of the Fund’s prospectus.

The Fund confirms that the term of the contractual expense arrangement will be at least one year from the date of the prospectus.

Securities and Exchange Commission

February 27, 2015

3.	In the “Principal Investment Strategies” section of the Fund Summary, the penultimate paragraph states that the Fund may purchase and sell futures contracts to gain market exposure on cash balances. Please explain supplementally how the Fund’s futures contracts will be valued for purposes of the Fund’s 80% policy and confirm that the notional value will not be used.

The Fund’s futures contracts may be used to satisfy its 80% policy. The Fund will typically use market value to value futures contracts for purposes of determining compliance with its 80% policy. However, the Fund reserves the right to value a derivative at notional value when it is a more appropriate measure of the Fund’s exposure to a portfolio investment.

4.	In the “Principal Risks” section of the Fund Summary the Fund discloses that High Portfolio Turnover Risk is a principal risk of the Fund. If applicable, disclose in the Fund’s Principal Investment Strategies that the Fund may engage in active and frequent trading. If this is not applicable, remove High Portfolio Turnover Risk.

The Registrant has revised the “Principal Risks” section of the Fund Summary to remove High Portfolio Turnover Risk.

5.	Confirm supplementally that, pursuant to Form N-1A, Item 5(b), each portfolio manager listed with respect to a subadviser in the “Management” section of the Fund Summary is jointly and primarily responsible for the management of the subadviser’s allocation of the Fund.

The Registrant confirms that each portfolio manager listed with respect to a subadviser in the Management section of the Fund Summary is jointly and primarily responsible for the management of the subadviser’s allocation of the Fund.

6.	Pursuant to Form N-1A, Item 9, include in the section of the prospectus titled “Additional Information About Risks,” additional information regarding each of the risks listed in the “Principal Risks” section of the Fund Summary.

The Registrant has included the applicable disclosure as requested.

7.	Confirm the internal cross references among the risks in the “Additional Information About Risks” section of the prospectus. In this regard, the Staff notes that Equity Investments Risk cross references risk disclosure that is not included in that section of the prospectus.

The Registrant has confirmed that, in the “Additional Information About Risks” section of the prospectus, any cross references are to risks with respect to which the applicable disclosure is provided.

Securities and Exchange Commission

February 27, 2015

8.	In the “Fund Management” section of the prospectus, please identify all individuals required by Item 10 of Form N-1A.

The Registrant confirms that the “Fund Management” section of the prospectus identifies and provides the required biographical information with respect to all individuals required by Item 10 of Form N-1A.

9.	The Staff notes that each of the comments relates both to the prospectus for A Class, C Class, Y Class, Advisor Class, Institutional Class, Investor Class and Retirement Class shares, and the prospectus for AMR Class shares.

The Registrant confirms that its response to each comment is the same with respect for the both prospectuses.

10.	In the Statement of Additional Information, in the section titled “Additional Information About Investment Strategies and Risks,” under “Asset Coverage and Segregation,” disclose that (a) if the Fund is a protection seller in a credit default swap, the Fund will segregate assets equal the full notional value of the swap; and (b) if the Fund is protection buyer in a credit default swap, it will cover the total amount of required premium payments plus the prepayment penalty.

The Registrant has revised the applicable disclosure to state that “(a) if the Fund is a protection seller in a credit default swap, the Fund, depending on how the credit default swap is settled, usually will segregate assets equal to the full notional value of the swap; and (b) if the Fund is protection buyer in a credit default swap, depending on how the credit default swap is settled, it usually will cover the total amount of required premium payments plus the prepayment penalty.”

11.	Please file the consent of the Registrant’s independent registered public accounting firm as an exhibit to the post-effective amendment to Registrant’s Registration Statement that will be filed pursuant to Rule 485(b) under the Securities Act of 1933.

The Registrant will file the consent of its independent registered public accounting firm as an exhibit to the post-effective amendment to its Registration Statement.

* * * *

Securities and Exchange Commission

February 27, 2015

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
American Beacon Advisors, Inc.